EXHIBIT 99.2

Action plan at 30 $/b

Capital investments
- 3.3 B$
Organic Capex: > 20% reduction
• Play on flexible CAPEX of short cycle projects (Angola, ..)
• E&P: 2.5 B$, Downstream : 500 M$, GRP: 300 M$,
Opex savings
+ 500 M$
• Doubling efforts of ongoing program
New 2020 objective : 800 M$
• Freezing recruitments except in key domains for the future: new energies, digital, etc…
• Not replacing every retirement leaves
Shareholder return 1.5 B$ not spent
Stop buyback announced @ 60 $/b
Cash savings: ~ 5 B$
Limited debt increase : ~ 3 % of gearing
Capital investments
B$
~18
< 15
Announced New target
Opex savings vs. 2014
B$
> 5.0
5.5
2019 level: 4.7
Announced New target
Buybacks
B$
2
0.5
Announced Already achieved
Action plan at 30 $/b | 4

HSE, Delivery, Costs and Cash
HSE
H = Coronavirus –Health of each of us is a prerequisite
S = Safety Total core value Zero fatalities
E = fighting CO2 emissions
Delivery
Operational excellence across all segments
Availability: getting the most out of each asset
Executing launched projects on time and on budget
Costs
Capital discipline: flexible portfolio to be able to reduce Capex
Accelerating Opex savings
Cash
Focus on cash
Low breakeven in Upstream and Downstream
Benefiting from recent production growth
Be excellent on what we control
Action plan at 30 $/b | 3

2020 action plan, immediate response to new environment @ 30$/b
Capital Organic Capex: > 20% reduction investments • Play on flexible CAPEX of short cycle projects (Angola, .)
- 3.3 B$ • E&P: 2.5 B$, Downstream : 500 M$, GRP: 300 M$,
Doubling efforts of ongoing program
Opex New 2020 objective : 800 M$ savings
Freezing recruitments except in key domains for the future: new energies, digital, etc…
+ 500 M$
Not replacing every retirement leaves
Shareholder return
1.5 B$ Stop buyback announced @ 60 $/b not spent
Cash savings: ~ 5 B$
Limited debt increase : ~ 3 % of gearing
Action plan at 30 $/b | 4
Capital investments
Opex savings vs. 2014
Buybacks
Announced New target
~18
< 15
5.5
> 5.0
2019 level: 4.7
Announced New target
Announced Already achieved

Disclaimer
This document may contain forward-looking information on the Group (including objectives and trends), as well as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL.
Such forward-looking information and statements included in this document are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future, and are subject to a number of risk factors that could lead to a significant difference between actual results and those anticipated, including the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, changes in regulations including environmental and climate, currency fluctuations, as well as economic and political developments and changes in business conditions. Certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.
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Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed performance of TOTAL and the comparison of income (ROACE) and gearing ratio. These indicators are meant to facilitate the analysis of the financial between periods. They allow investors to track the measures used internally to manage and measure the performance of the Group. These adjustment items include: (i) Special items Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.
(ii) Inventory valuation effect
The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.
In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.
(iii) Effect of changes in fair value
The effect of changes in fair value presented as an adjustment item reflects for some transactions differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.
IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.
Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect. The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. Euro amounts presented herein represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros. This document also contains extra-financial performance indicators, including a carbon intensity indicator for energy products used by Total customers, that measures the average greenhouse gas emissions of those products, from their production to their end use, per unit of energy. This indicator covers the direct GHG emissions of production and processing facilities (scope 1) and their indirect emissions associated with energy purchase (Scope 2), as well as the emissions associated with the use of products by the customers of the Group (Scope 3) which Total does not control (for the definitions of scopes 1, 2 and 3, refer to Total’s Registration Document).
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